# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Metalla Royalty & Streaming Ltd., CIK 0001722606
CUSIP: 59124U605
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 543 Granville Street, Suite 501, Vancouver, British Columbia Canada (A1), V6C 1X8
Date of event which requires filing of this statement: 05/07/2026
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 10,266,571; sole dispositive power 0; shared dispositive power 10,266,571; aggregate amount beneficially owned 10,266,571 (11% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 9,266,571 common shares, no par value ("Common Shares") of Metalla Royalty & Streaming Ltd. held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A., and 1,000,000 Common Shares held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  
  Note in relation to Item 13: This percentage is calculated based upon 93,442,762 shares outstanding as of March 26, 2026, as reported in the Annual Information Report filed as an exhibit to the Form 40-F filed with the Securities and Exchange Commission on March 26, 2026.
- Tether International, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 9,266,571; sole dispositive power 0; shared dispositive power 9,266,571; aggregate amount beneficially owned 9,266,571 (9.9% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 93,442,762 shares outstanding as of March 26, 2026, as reported in the Annual Information Report filed as an exhibit to the Form 40-F filed with the Securities and Exchange Commission on March 26, 2026.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 1,000,000; sole dispositive power 0; shared dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (1.1% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 93,442,762 shares outstanding as of March 26, 2026, as reported in the Annual Information Report filed as an exhibit to the Form 40-F filed with the Securities and Exchange Commission on March 26, 2026.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 10,266,571; sole dispositive power 0; shared dispositive power 10,266,571; aggregate amount beneficially owned 10,266,571 (11% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 9,266,571 Common Shares held by Tether International, S.A. de C.V. a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A., and 1,000,000 Common Shares held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 93,442,762 shares outstanding as of March 26, 2026, as reported in the Annual Information Report filed as an exhibit to the Form 40-F filed with the Securities and Exchange Commission on March 26, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Metalla Royalty & Streaming Ltd.
Address of issuer's principal executive offices: 543 Granville Street, Suite 501, Vancouver, British Columbia Canada (A1), V6C 1X8
Comment: This statement on Schedule 13D amends the Schedule 13D of Tether Holdings, S.A. de C.V., an El Salvador entity, Tether Investments, S.A. de C.V., an El Salvador entity ("Tether Investments") and Giancarlo Devasini that was originally filed with the Securities and Exchange Commission (the "SEC") on October 24, 2025, as amended by Amendment No. 1 filed on December 9, 2025, Amendment No. 2 filed on January 9, 2026, Amendment No. 3 filed on February 4, 2026, Amendment No. 4 filed on March 12, 2026 and Amendment No. 5 filed on March 26, 2026 (as amended, the "Schedule 13D") with respect to the common shares, without par value ("Common Shares") of Metalla Royalty & Streaming Ltd., a Canadian corporation (the "Issuer"). This amendment to the Schedule 13D is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A. (f/k/a Tether Holdings, S.A. de C.V.), an El Salvador entity, Tether International, S.A. de C.V., an El Salvador entity, Tether Investments, and Giancarlo Devasini (collectively, the "Reporting Persons") and constitutes Amendment No. 6 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule13D is unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 10,266,571 Common Shares, representing 11.0% of the outstanding Common Shares. This percentage is calculated based on 93,442,762 shares outstanding as of March 26, 2026, as reported in the Annual Information Report filed as an exhibit to the Form 40-F filed with the Securities and Exchange Commission on March 26, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of Tether Global Investments Fund, S.I.C.A.F., S.A. and Mr. Devasini has shared voting and dispositive power with respect to the beneficially owned 10,266,571 Common Shares. Tether International, S.A. de C.V. has shared voting and dispositive power with respect to 9,266,571 Common Shares. Tether Investments has shared voting and dispositive power with respect to 1,000,000 Common Shares.
Transactions in the class effected during the past sixty days: Schedule B sets forth the transactions in the Common Shares effected by the Reporting Persons since the Reporting Persons' most recent filing on March 26, 2026.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
Schedule B Open Market Purchases
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (05/11/2026)
- Tether International, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (05/11/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (05/11/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (05/11/2026)